CREDIT AGREEMENT

THIS AGREEMENT made as of the 29th day of November, 2013.

BETWEEN:

THE CASH STORE FINANCIAL SERVICES INC., as borrower

(hereinafter called the "Borrower")

OF THE FIRST PART

A N D :

THOSE CORPORATIONS WHICH HAVE SIGNED THE EXECUTION PAGES HEREOF AS GUARANTORS

(hereinafter called the "Guarantors")

OF THE SECOND PART

A N D :

THOSE ENTITIES WHICH ARE PARTY HERETO FROM TIME TO TIME AS LENDERS

(hereinafter jointly called the "Lenders" and individually a "Lender")

OF THE THIRD PART

A N D :

424187 ALBERTA LTD., in its capacity as agent for the Lenders

(hereinafter called the "Agent")

OF THE FOURTH PART

WHEREAS the Lenders have agreed to provide certain credit facilities to the Borrower on the terms and conditions contained herein;

AND WHEREAS the Guarantors have agreed to guarantee the obligations of the Borrower to the Lenders and the Agent pursuant to the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the agreements herein contained and for other good and valuable consideration (the receipt and adequacy whereof is hereby acknowledged) the parties hereto agree as follows:

1. For value received the Borrower hereby acknowledges itself indebted and promises to pay to the Lenders an amount of up to Thirty-Two Million Five Hundred Thousand Dollars ($32,500,000) (all advances by the Lenders hereunder being the "Loan") in lawful money of Canada ("Cdn Dollars"), and interest thereon at the rate, dates and places as hereinafter provided. Each Lender acknowledges that its commitment is that set out next to its signature to this Agreement or on a joinder agreement entered into pursuant to Section 14 hereof. No Lender will be obligated to advance more than its commitment and no Lender will be liable for the failure of any other Lender to advance any of its commitment. Notwithstanding the foregoing, at no time shall the aggregate of all advances hereunder exceed 75% of the unrestricted cash of the Borrower (being the cash of the Borrower less any deposits held as security by a financial institution, as set out on its monthly financial statements) plus 75% of the net consumer advances receivable of the Borrower not more than 90 days in arrears (as set out on its monthly financial statements) (collectively, the "**Borrowing Base**") To the extent the aggregate amount of all advances does exceed the Borrowing Base, the Borrower shall repay the Lenders without premium, within 20 days of the relevant month end, pro rata according to their respective advances, an amount sufficient to ensure that the aggregate amount of all advances is no greater than the Borrowing Base. Any amounts paid pursuant to this provision will not be subject to the pre-payment fees set out in Section 9 hereof. Any amount paid pursuant to this provision will be available for further advances pursuant to the provisions of this Agreement.

2. The principal amount of the Loan owing hereunder, together with accrued and unpaid interest thereon and all other amounts owing hereunder, shall become due and payable on November 29, 2016 (the "Maturity Date"). All payments to be made hereunder shall be made to each individual Lender at its offices set out on the execution page hereof or in any joinder agreement entered into pursuant to Section 14 hereof.

3. The principal amount outstanding from time to time shall bear interest at a rate per annum of twelve and a half percent (12.5%), calculated and payable monthly, in arrears, as well after as before maturity and both before and after default and after judgment. The interest is payable to each Lender on outstanding amounts from each of the Lenders on the 29th day of each month from November 29, 2013 to and including the Maturity Date unless the Loan is

repaid in full on an earlier date in which case all accrued and unpaid interest shall be due and payable upon such date. Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees "per annum" or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be, and using the effective rate method of calculation, and will not be calculated using the nominal rate method of calculation. Notwithstanding the foregoing, during the period where a Default (as defined below) has occurred and is continuing, the interest rate payable hereunder shall be increased by two percent (2%) per annum. Any payments and amounts due to the Lenders under or in connection with this Section shall be paid to the Lenders free and clear of any and all Foreign Taxes (as hereinafter defined). If any Foreign Taxes must be deducted or withheld from any amounts payable to a Lender, the amount payable shall be increased to yield to such Lender (after payment of all Foreign Taxes) the full dollar amount projected for payment. Whenever the Borrower pays any Foreign Tax on behalf of a Lender, the Borrower will promptly send to such Lender such documentary evidence of payment as such Lender may reasonably require. If the Lender is allowed a credit against its state, federal or municipal United States income taxes in respect of such Foreign Tax, such Lender will make annual refunds to the Borrower of the maximum amount of such credits which such Lender may reasonably have applied against income taxes for the applicable year. For the purposes of this paragraph, Foreign Taxes means any and all taxes, levies, imposts, duties, fees, charges, deductions, withholdings, restrictions or conditions of any nature other than those imposed by Canada or any of its political subdivisions.

4. Subject to Section 16, on the closing hereof, the amount of $12,000,000 shall be advanced. The initial Loan will represent the full commitment of the Lenders signing this Agreement on closing. Any additional Loan hereunder shall be advanced at such times as, and upon fulfillment of such conditions in form and substance satisfactory to, the Lender making such Loan shall agree to.

5. The Lenders initially signing this Agreement shall have a right of first refusal to participate in any additional Loans to be made hereunder on a pro rata basis. The Lenders shall have a period of ten (10) days after delivery of a request from the Borrower for an additional Loan hereunder to confirm whether or not they wish to participate. If no response is received within such ten (10) day period it shall be deemed to be a confirmation that such Lender does not wish to participate in such advance. If, after the end of the ten (10) day period some, but not all, of the Lenders have agreed to participate in such Loan, the Lenders participating shall have a further period of five (5) days to confirm whether or not they wish to

take on the portion of the Loan which was not taken up by the Lenders, pro rata according to the share of the Lenders participating. Notwithstanding anything to the contrary set forth herein, if such Loan could not be made within the exemptions set forth in Sections 5.5(a) and 5.7(a) of Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* (the "Market Cap Exemption") the Borrower shall seek to obtain such approvals as are necessary to permit such Lender to make the Loan. If such approvals are not obtained, no additional Loans will be made under this Agreement without the prior written consent of all of the Lenders, except that with the consent of all of the Lenders, such consent not to be unreasonably withheld, the Borrower may obtain financing which, subject to the conditions, of the Indenture, would become Priority Lien Debt, and provided that the holder of any such Priority Lien Debt agrees to be fully subordinated to the existing Lenders under this Agreement.

6. This Agreement shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. The Parties submit to the exclusive jurisdiction of the Courts of Alberta.

7. The Borrower hereby represents and warrants in favour of the Agent and the Lenders as follows:

(a) it has been duly incorporated and is validly subsisting as a corporation under the laws of its jurisdiction of incorporation, is duly qualified (except where the failure to so qualify would not result in a material adverse effect) to carry on its business in each jurisdiction in which it carries on business and has the power and authority to enter into and perform its obligations under this Agreement, to own and operate its business as currently conducted;

(b) the execution, delivery and performance by it of this Agreement has been duly authorized by all requisite corporate action and this Agreement constitutes a legal, valid and binding obligation of it enforceable against it in accordance with its terms subject to the usual exceptions to bankruptcy and the availability of equitable remedies;

(c) it is not in default under any guarantee, bond, debenture, note or other instrument evidencing any indebtedness including, without limitation, the

Indenture (as defined below) or under the terms of any instrument pursuant to which any of the foregoing has been issued or made and delivered, or under the terms of any other material agreement which could reasonably be expected to result in a material adverse effect on the assets or undertaking of the Borrower, taken as a whole;

(d) it has filed all tax returns and paid all taxes owing for all prior fiscal years;

(e) it owns its assets and undertaking clear of all liens other than liens created pursuant to the Collateral Trust Agreement and such liens as would not have a material adverse effect on the Borrower's assets or undertaking, taken as a whole;

(f) it has not designated and there is no Priority Lien Debt or Priority Lien Representative (both as defined under the Collateral Trust Agreement) under the Collateral Trust Agreement;

(g) it has achieved Adjusted EBITDA (as defined below) for the fiscal quarter of the Borrower ending September 30, 2013 of not less than $2,000,000;

(h) the Borrowing Base as of October 31, 2013 is not less than $21,750,000.

8. The Borrower hereby covenants and agrees with the Agent and the Lenders that so long as the Loan remains unpaid:

(a) The Borrower will pay the Loan, including interest, at the dates, time and places, and in the manner mentioned herein.

(b) The Borrower will at all times maintain its corporate existence.

(c) The Borrower shall pay all obligations when due, including without limitation, payment on all loan facilities and taxes.

(d) The Borrower shall carry on and conduct its business in a proper and efficient manner so as to preserve and protect its assets, property and undertaking, and without limiting the generality of the foregoing, shall hold, maintain, use and

operate its assets, property and undertaking in accordance with all governmental rules, regulations and laws and the terms and requirements of all insurance policies, licenses, permits and agreements relating thereto.

(e) The Borrower shall promptly provide notice to the Agent and the Lenders of any Default hereunder or the occurrence of any event which with the giving of notice or passage of time could reasonably be expected to constitute a Default.

(f) The Borrower shall comply with all covenants and conditions contained in the Indenture governing the Borrower's 11.5% Senior Secured Notes dated January 31, 2012, and as thereafter amended or supplemented from time to time (the "**Indenture**") among Computershare Trust Company, N.A. and Computershare Trust Company of Canada (collectively, the "**Indenture Trustees**"), the Borrower and the Guarantors.

(g) The Borrower and the Guarantors agree to provide security over their assets to the Agent on behalf of the Lenders by way of delivering the required certificates under the Collateral Trust and Intercreditor Agreement dated as of January 31, 2012, and as thereafter amended or supplemented from time to time (the "**Collateral Trust Agreement**") among the Borrower, the Guarantors, Canadian Imperial Bank of Commerce (since removed as a party to the Collateral Trust Agreement by resignation), the Indenture Trustees and Computershare Trust Company of Canada, as Collateral Trustee (the "**Collateral Trustee**") to designate the Agent on behalf of the Lenders a Priority Debt Representative. The security has been delivered to the Collateral Trustee for the benefit of the Priority Lien Secured Parties and the Parity Lien Security Parties (as defined in the Collateral Trust Agreement). In order to confirm the rights of the Agent on behalf of the Lenders to such security the Agent will be required to deliver to the Collateral Trustee a joinder agreement in the form set out in the Collateral Trust Agreement. The Lenders hereby agree that the Loan is a Priority Lien Debt as defined in the Collateral Trust Agreement, the Collateral Agent holds all security for the benefit of all holders of Priority Lien Debt including existing and future holders of Priority Lien Debt, all Priority Lien Obligations (as defined in the Collateral Trust Agreement) will be secured equally and ratably and all such liens will be enforceable by the Collateral Trustee for the benefit of all holders of Priority Lien Obligations equally and ratably and all holders of Priority Lien

Obligations are bound by the provisions of the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such lines and consent to and direction to the Collateral Trustee thereunder. The Borrower agrees that the maximum amount of all Priority Lien Obligations (including the Loan) shall not exceed $32,500,000. Provided that the Priority Lien Obligations would not exceed $32,500,000 the Agent and the Lenders hereby consent to any additional Priority Lien Debt provided such incurrence does not violate the terms of this Agreement or the Indenture.

(h) The covenants of the Borrower contained in Article 4 of the Indenture, as such Indenture exists as of November 29, 2013, are hereby incorporated by reference into this Agreement. The Borrower hereby agrees to abide by such covenants in favour of the Lenders.

(i) The Borrower covenants and agrees with the Lenders that (A) Adjusted EBITDA for the first 3 months of the 2014 fiscal year of the Borrower shall be $4,000,000 or greater, (B) Adjusted EBITDA for the first 6 months of the 2014 fiscal year of the Borrower shall be $10,000,000, or greater (C) Adjusted EBITDA for the first 9 months of the 2014 fiscal year of the Borrower shall be $17,000,000 or greater, (D) Adjusted EBITDA for the 2014 fiscal year of the Borrower shall be $25,000,000 or greater, (E) Adjusted EBITDA, on a rolling four quarter basis, at the end of the first quarter of fiscal year 2015 of the Borrower shall be $23,625,000 or greater, (F) Adjusted EBITDA, on a rolling four quarter basis, at the end of the second quarter of fiscal year 2015 of the Borrower shall be $26,250,000 or greater, (G) Adjusted EBITDA, on a rolling four quarter basis, at the end of the third quarter of fiscal year 2015 of the Borrower shall be $26,875,000 or greater, (H) Adjusted EBITDA for the 2015 fiscal year of the Borrower shall be $27,500,00 or greater, (I) Adjusted EBITDA, on a rolling four quarter basis, at the end of the first quarter of fiscal year 2016 of the Borrower shall be $28,125,000 or greater, (J) Adjusted EBITDA, on a rolling four quarter basis, at the end of the second quarter of fiscal year 2016 of the Borrower shall be $28,750,000 or greater, (K) Adjusted EBITDA, on a rolling four quarter basis, at the end of the third quarter of fiscal year 2016 of the Borrower shall be $29,375,000 or greater, and (L) Adjusted EBITDA for the 2016 fiscal year of the Borrower shall be $30,000,000 or greater. Adjusted EBITDA shall be calculated and delivered to the Lenders not more than 30 days after the end of each fiscal

quarter. For the purposes of this subsection Adjusted EBITDA means the net income (or loss) of the Borrower, on a consolidated basis, before interest expense, income tax expense, depreciation of property and equipment, and amortization of intangible assets and before the deduction or addition of extraordinary and/or non-recurring expenses as reported in the Borrower's quarterly and annual Management's Discussion and Analysis in the section entitled "EBITDA and Adjusted EBITDA reconciliation".

(j) The Borrower covenants and agrees to provide a calculation of the Borrowing Base as at the end of each month not less than 15 days after the end of each month;

(k) The Borrower covenants and agrees to provide the monthly financial statements of the Borrower, on a consolidated basis, not less than 30 days after the end of each month.

(l) The Borrower covenants and agrees that it will not buy any third party loans out of the ordinary course of business.

(m) The Borrower covenants and agrees that if it is contemplating entering into any debtor in possession financing it will immediately notify and engage with the Lenders, and provide Lenders with a first right of refusal to participate in whole or in part in such financing, on the same terms as set out in Section 5 of this Agreement.

9. The Loan may be prepaid, in whole or, when no Default has occurred and is continuing, in part (and if payment is in part such payment shall be applied to the Loan pro rata as to each Lenders advances hereunder), at any time subject to the payment of the following fee, which is a genuine estimate of the liquidated damages which would be suffered by the Lenders due to such prepayment:

(a) If on or before November 29, 2014 (first anniversary of Loan date), the greater of (A) the interest that would accrue if the outstanding amount of the Loan were to remain outstanding until the first anniversary of the closing date and (B) 4% of the outstanding principal amount of the Loan;

(b) If after November 29, 2014 (first anniversary of Loan date) but on or before November 29, 2015 (second anniversary of Loan date), 3% of the outstanding principal amount of the Loan; or

(c) If after November 29, 2015 (second anniversary of Loan date), no fee.

10. The Borrower shall not be permitted to make any pre-payments under the Indenture or make any distributions to shareholders of the Borrower unless the Borrower shall have first repaid in full all amounts owing hereunder. In addition the Borrower shall make a mandatory prepayment of the Loans, on a pro rata basis, of the net proceeds in connection with any of the following:

(a) any Asset Sale (as defined in the Indenture) in excess of $7,500,000;

(b) any issuance of equity securities in the capital of the Borrower or any of its subsidiaries;

(c) any additional indebtedness of the Borrower or any of its subsidiaries out of the ordinary course of business; and

(d) the receipt of any insurance proceeds paid on account of any loss of any property or assets of the Borrower or any of its subsidiaries in excess of $1,000,000.

11. Each and every of the following shall be a default under this Agreement (**"Default"**):

(a) The Borrower makes default in payment of the Loan, or interest thereon, as and when the same becomes due under any provision hereof.

(b) If there should occur a breach of any term or condition of this Agreement (other than as set out in subsection (a) hereof) and such breach is not remedied within 10 days of the Borrower actually becoming aware, or should reasonably have become aware, of such breach.

(c) If the Borrower shall become insolvent or shall make a bulk sale of substantially all of its assets or a general assignment for the benefit of its creditors or a proposal under any bankruptcy or insolvency legislation or if a bankruptcy petition shall be filed or presented or if a custodian or a receiver and manager or any other officer with similar powers shall be appointed under applicable bankruptcy and insolvency law over its property, or any substantial part thereof.

(d) If an encumbrancer shall lawfully take possession of the property of the Borrower or any substantial part thereof or shall commence taking steps to lawfully take possession of the property of the Borrower or any substantial part thereof.

(e) if the Borrower shall fail to make any payment when due under the Indenture.

Upon the occurrence of Default and for so long as it continues, the Lenders may and the Agent shall, if directed by the Lenders, in addition to any other rights or remedies provided for herein, or at law or in equity, declare the Loan to be immediately due and payable, together with interest thereon and take whatever rights and actions are available to the Lenders under the Collateral Trust Agreement. In addition to the foregoing, upon the occurrence of a Default and for so long as it continues,

(i) together the Lenders, shall be permitted, but not obligated (and acting reasonably in their election) to appoint one member of the board of directors of the Borrower with full voting rights; and

(ii) the Lenders may, but are not obligated to, appoint an advisor (the "Advisor") to investigate any or a particular aspect of the Borrower or its business and affairs for the purpose of reporting to the Lender, the Borrower shall give the Advisor its full co-operation, including full access to facilities, assets and records of the Borrower and to its creditors, customers, contractors, officers, directors, employees, auditors, legal counsel and agents.

12. The Borrower and the Guarantors covenant and agree to indemnify and save harmless the Agent and the Lenders against any loss or expense incurred by the Agent or the Lenders, as the case may be, as a result of the Borrower's or any Guarantor's failure to fulfill any obligation hereunder, including without limitation, the failure to make any payment, repayment

or prepayment on the date required hereunder or specified by it in any notice given hereunder and any failure by the Borrower to give any notice required to be given hereunder.

13. The Borrower and the Guarantors covenant and agree to pay all reasonable out of pocket expenses of the Agent and the Lenders, including, without limitation, legal fees, in connection with the negotiation, drafting and entering into of this Agreement and the enforcement of any rights and obligations hereunder. The Lenders agree to give the Borrower notice when the legal fees exceed $50,000 in the aggregate.

14. A new lender may at any time become a party to this Agreement as a Lender with all rights and obligations arising therefrom, subject to the consent of the Borrower and to executing a joinder agreement in favour of the Borrower, the Agent and the Lenders. Such new Lender will agree to commit such amount of the Loan as is set out beside its signature on the joinder agreement. Any existing Lender may assign all or any part of its advance provided that the assignee of such portion of the Loan agrees to be party hereto and delivers a joinder agreement in favour of the Borrower, the Agent and the Lenders. The form of the joinder agreement is attached hereto as Annex 1.

15. This Agreement and the obligations hereunder may not be assigned or transferred in any manner by the Borrower or the Guarantors without the prior written consent of the Lenders. The Lenders may assign or transfer in any manner their rights hereunder without the consent of, but with notice to, the Borrower and the Guarantors, except that the Lenders may not make any such assignment or transfer if it would result in the Market Cap Exemption becoming unavailable to the Borrower, in which case no Lenders may make any assignments. Any Lender hereunder who wishes to assign its rights hereunder, other than to an Affiliate (as defined in the *Canada Business Corporations Act*) of such Lender, shall give the remaining Lenders a right of first refusal to take an assignment of such rights and such other Lenders shall have a period of ten (10) days to accept such offer. If such offer is not accepted the assigning Lender is free to assign its rights hereunder as it so chooses, subject to the limitations set forth above, provided that any assignee agrees to be bound by the terms and conditions of this Agreement as if and to the same extent as if, it were originally a party hereto. If any of the Lenders are not capable of accepting such assignment without causing the Market Cap Exemption to become unavailable to the Borrower then no assignments may take place (other than to Affiliates) until such time as the Market Cap Exemption is available to the Borrower.

16. No Lender shall be obligated to advance the Loan until the Borrower has delivered to the Agent on behalf of the Lenders, the following documents each of which are in form and substance satisfactory to the Lenders:

(a) an officer's certificate of the Borrower and each of the Guarantors attaching the articles, by-laws and authorizing resolutions of such corporation, all in form and substance satisfactory to the Lenders, acting reasonably;

(b) confirmation that Canadian Imperial Bank of Commerce has resigned as a party to the Collateral Trust Agreement; and

(c) such documents as any one or more of the Lenders may request, acting reasonably, to evidence the representations and warranties of the Borrower contained herein are true and correct and that a Default has not occurred, or would occur, as a result of the making of the first Loan hereunder.

17. To the extent there are any actual conflicts with the provisions of the Indenture which are incorporated herein by reference and the terms of this Agreement the terms of this Agreement shall apply.

18. Any notice which is required or may be given hereunder shall be sent to the address shown next to the signature line of each of the Borrower, the Guarantors, the Agent and the Lenders. Such address may be changed by like notice.

19. Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Loan to appoint and authorize, the Agent to take such actions as agent on its behalf and to exercise such powers and discretions under this Agreement, the Loan and the Collateral Trust Agreement as are delegated to the Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Agent is entering into the provisions of this Section 14 on its own behalf and as agent and trustee for its directors, officers, employees and agents. The Agent shall have no obligation to take any action or refrain from taking any action without the prior authorization of Lenders representing not less than 66% of the principal amount of the Loan

then outstanding. Each of the Lenders hereby acknowledges that the Agent is acting solely as agent for the Lenders hereunder and shall have no liability of any kind to the Lenders. Each of the Lenders has made its own independent credit analysis of the Borrower and has not relied on the Agent for its determination to become a Lender hereunder. Each of the Lenders acknowledges and agrees that the Agent may also be a Lender hereunder and in such capacity has all of the rights and obligations of a Lender hereunder.

The Agent shall promptly forward to each Lender any document or notification of default that it receives.

The Obligations of each Lender and the Agent are several. Failure by one party to perform its obligations does not affect the obligations of any other party. The rights of each Lender and the Agent under this Agreement are separate and independent rights and any debt arising under this Agreement to a Lender or the Agent shall be a separate and independent debt.

Any decisions of the Lenders or instructions of the Lenders to the Agent shall be made on the vote of the Lenders holding not less than 66% of the Loans outstanding at the time such vote is taken.

20. Each of the Guarantors hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Borrower pursuant to this Agreement (the "**Guaranteed Obligations**"). The obligations of Guarantors under this section are continuing, unconditional and absolute and without limitation, will not be released, discharged, limited or otherwise affected by (and each of the Guarantors hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(a) any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any of the Guaranteed Obligations, security, person or otherwise;

(b) any modification or amendment of or supplement to the Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

(c) any release, non-perfection or invalidity of any direct or indirect security for any of the Guaranteed Obligations;

(d) any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting the Borrower;

(e) any invalidity, illegality or unenforceability relating to or against the Borrower or any provision of applicable law or regulation purporting to prohibit the payment by the Borrower of any amount in respect of the Guaranteed Obligations;

(f) any defence arising by reason of any failure of the Agent or the Lenders to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any of the Guaranteed Obligations or the existence, creation or incurring of new or additional Guaranteed Obligations;

(g) any defence arising by reason of any incapacity, lack of authority or other defence of the Borrower or any other person, or by reason of the cessation from any cause whatsoever of the liability of the Borrower or any other person in respect of any of the Guaranteed Obligations except as a result of the payment in full of the Guaranteed Obligations;

(h) any other act or omission to act or delay of any kind by the Borrower or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this subsection, constitute a legal or equitable discharge, limitation or reduction of the obligations of the Borrower (other than the payment or performance in full of all of the Guaranteed Obligations).

21. This Agreement may be executed in one or more counterparts, and may be executed and delivered by facsimile or other electronic means which allows the electronic storage of such signature and the printing of a written copy, each of which shall be deemed to be an original without further delivery and which together shall constitute one and the same agreement.

[SIGNATURES APPEAR ON THE NEXT PAGE]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first written above.

THE CASH STORE FINANCIAL SERVICES INC.

Per: ______________________
Name: Craig Warnock
Title: Chief Financial Officer

7252331 CANADA INC.

Per: ______________________
Name: Gordon Reykdal
Title: President

5515433 MANITOBA INC.

Per: ______________________
Name: Gordon Reykdal
Title: President

INSTALOANS INC.

Per: ______________________
Name: Craig Warnock
Title: Chief Financial Officer

THE CASH STORE FINANCIAL LIMITED

Per: ______________________
Name: Gordon Reykdal
Title: President

CSF INSURANCE SERVICES LIMITED

Per: ______________________
Name: Gordon Reykdal
Title: President

Address for Notices to the Borrower and each Guarantor

15511 – 123rd Avenue
Edmonton, Alberta, T5V 0C3

Fax No.: (780) 408-5110
Attention: Gordon J. Reykdal
With a copy to:
Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, Ontario, M5H 3C2

Fax No. (416) 360-8877
Attention: Paul M. Stein

THE CASH STORE INC.

Per: ______________________
Name: Craig Warnock
Title: Chief Financial Officer

TCS CASH STORE INC.

Per: ______________________
Name: Gordon Reykdal
Title: President

THE CASH STORE LIMITED

Per: ______________________
Name: Gordon Reykdal
Title: President

AGENT:

424187 ALBERTA LTD

Per: ____________________
Name: Gordon J. Reykdal
Title President

Address for Notices to the Agent:

Cash Store Financial Services Inc.
15511 – 123 Avenue
Edmonton, AB
T5V 0C3

Fax No.: 780-443-2653
Attention: Carrie Reykdal n

LENDERS:

8028702 CANADA INC.

Per: ____________________
Name:
Title

Commitment – Cdn$5,000,000

Address for Notices:

80287092 Canada Inc.
#1130, 396 11th Avenue SW
Calgary, AB
T2R 0C5

Fax No.: 1-866-825-8267
Attention: J. Murray McCann

424187 ALBERTA LTD.

Per: ____________________
Name: Gordon J. Reykdal
Title President

Commitment – Cdn$2,000,000

Address for Notices:

Cash Store Financial Services Inc.
15511 – 123 Avenue
Edmonton, AB
T5V 0C3

Fax No.: 780-443-2653
Attention: Carrie Reykdal

COLISEUM CAPITAL MANAGEMENT, LLC

Per: ____________________
Name:
Title

Commitment – Cdn$5,000,000

Address for Notices:

Coliseum Capital Management, LLC
Metro Centre
One Station Place, 7th Floor South
Stamford, CT, USA, 06902

Fax No.: 203-286-1111
Attention: Chris Shackelton

AGENT:

424187 ALBERTA LTD

Per:______________________________
Name:
Title

<u>Address for Notices to the Agent:</u>

Cash Store Financial Services Inc.
15511 – 123 Avenue
Edmonton, AB
T5V 0C3

Fax No.: 780-443-2653
Attention: Carrie Reykdal n

LENDERS:

8028702 CANADA INC.

Per: [signature]
Name: J. Murray McCann
Title President

Commitment – Cdn$5,000,000

<u>Address for Notices:</u>

80287092 Canada Inc.
#1130, 396 11th Avenue SW
Calgary, AB
T2R 0C5

Fax No.: 1-866-825-8267
Attention: J. Murray McCann

424187 ALBERTA LTD.

Per:______________________________
Name:
Title

Commitment – Cdn$2,000,000

<u>Address for Notices:</u>

Cash Store Financial Services Inc.
15511 – 123 Avenue
Edmonton, AB
T5V 0C3

Fax No.: 780-443-2653
Attention: Carrie Reykdal

COLISEUM CAPITAL MANAGEMENT, LLC

Per:______________________________
Name:
Title

Commitment – Cdn$5,000,000

<u>Address for Notices:</u>

Coliseum Capital Management, LLC
Metro Centre
One Station Place, 7th Floor South
Stamford, CT, USA, 06902

Fax No.: 203-286-1111
Attention: Chris Shackelton

AGENT:

424187 ALBERTA LTD

Per: ________________________
Name:
Title

Address for Notices to the Agent:

Cash Store Financial Services Inc.
15511 – 123 Avenue
Edmonton, AB
T5V 0C3

Fax No.: 780-443-2653
Attention: Carrie Reykdal n

LENDERS:

8028702 CANADA INC.

Per: ________________________
Name:
Title

Commitment – Cdn$5,000,000

Address for Notices:

80287092 Canada Inc.
#1130, 396 11th Avenue SW
Calgary, AB
T2R 0C5

Fax No.: 1-866-825-8287
Attention: J. Murray McCann

424187 ALBERTA LTD.

Per: ________________________
Name:
Title

Commitment – Cdn$2,000,000

Address for Notices:

Cash Store Financial Services Inc.
15511 – 123 Avenue
Edmonton, AB
T5V 0C3

Fax No.: 780-443-2653
Attention: Carrie Reykdal

COLISEUM CAPITAL MANAGEMENT, LLC

Per: [signature]
Name: Christopher S. Shackelton
Title Managing Director

Commitment – Cdn$5,000,000

Address for Notices:

Coliseum Capital Management, LLC
Metro Centre
One Station Place, 7th Floor South
Stamford, CT, USA, 06902

Fax No.: 203-286-1111
Attention: Chris Shackelton

ANNEX 1

FORM OF JOINDER AGREEMENT

Reference is made to the credit agreement dated as of November 29, 2013 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the "**Credit Agreement**") between The Cash Store Financial Services Inc., as Borrower, the Guarantors named therein, the Lenders named therein and 424187 Alberta Ltd., as Agent. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

Pursuant to Section 14 of the Credit Agreement, the Borrower wishes to designate the New Lender (as defined below) as a Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrower, the Lenders, the Agent and <*> (the "**New Lender**"), hereby agree as follows:

1. The Credit Agreement shall, henceforth from the date of the execution and delivery of this Joinder Agreement be read and construed as if the New Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Commitment set out next to its signature below.

2. The New Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

3. The New Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Loan to appoint and authorize, the Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Agreement, the Loan and the Collateral Trust Agreement as are delegated to the Agent by such Lender by the terms of the Credit Agreement, together with such powers as are reasonably incidental thereto.

4. This Joinder Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Transmission of an executed signature page of this Joinder Agreement by facsimile transmission or by e-mail in pdf format shall be effected as delivery of a manually executed counterpart hereof.

5. This Joinder Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Joinder Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the ____________ day of ________________________, ______.

THE CASH STORE FINANCIAL SERVICES INC.

By: ____________________________
Name:
Title:

424187 ALBERTA LTD.
as Agent

By: ____________________________
Name:
Title:

[NAME OF NEW LENDER]

By: ____________________________
Name:
Title:

Commitment - $______________